Ecopetrol's "New Era" Advances with the Appointment of the Executive Vice President of Energies for the Transition and Two Legal Representatives

Bogota, D.C., October 21st, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the "Company") announces that its Board of Directors has appointed Armando José Cuello Navarro as Executive Vice President of Energy Transition. He is expected to join the Company's executive leadership team no later than October 27, 2026, as part of the strategy to strengthen Ecopetrol's senior management structure in its “New Era.”

Mr. Cuello Navarro holds a degree in Industrial Engineering from Universidad de los Andes and a Master of Business Administration (MBA) from IE Business School. He brings more than 17 years of executive experience in the energy sector across Colombia and Peru, having held leadership positions at Compañía Energética de Occidente, Promigas Perú, and Promigas S.A. E.S.P., where he oversaw strategy, investments, financial performance, and corporate governance.

His professional background combines public sector experience, having served as Colombia's Deputy Minister of Energy, with executive management responsibilities in business expansion and infrastructure project development.

In addition, Armando José has served on the boards of directors of several energy sector companies and has led organizational transformation and digitalization initiatives aimed at enhancing operational efficiency.

At Ecopetrol, some of his key challenges will include advancing Colombia's energy security and sovereignty through a diversified energy matrix, strengthening alignment with the national energy policy, supporting the country's natural gas supply reliability, and developing profitable projects to optimize the energy portfolio while generating value and promoting long-term sustainability for the Ecopetrol Group.

Furthermore, the Board of Directors approved today the appointment of Camilo Andrés Rojas Castro as Principal Legal Representative for Goods and Services Procurement matters of Ecopetrol S.A., as well as the appointment of Mauricio Gutiérrez Dangond as First Alternate to the Company's General Legal Representative. These appointments will become effective upon completion of the corresponding legal formalities.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Corporate Communications (Colombia)

Email: _noticias@ecopetrol.com.co